Exhibit 99.1

SAP Q2 2017 Quarterly Statement

SAP Raises Outlook –

Q2 Total Revenue Up Double-Digit

◾	Strong new cloud bookings, up 33%

◾	Stellar software revenue, up 5% – beating a record Q2 2016

◾	Operating profit down 27% (IFRS) and up 4% (Non-IFRS) – compared with exceptional profits in Q2 2016

◾	Digital core business soars with over 6,300 S/4HANA customers – up over 70% year over year

◾	Share buyback announced, up to €500 million in 2017 – following strong operating cash flow, up 20% in HY

Cloud Subscriptions &		Share of	Total Revenue
Support Revenue		Predictable Revenue
in € millions		in percent	in € millions
IFRS	Non-IFRS	Q2 2017	IFRS	Non-IFRS
932	932	63%	5,782	5,782
+29%	+29% (+27% cc)	+0 p.p.	+10%	+10% (+9% cc)

“This strong quarter is the latest in SAP’s 8-year run of consistent, profitable growth. Our winning strategy is again validated by fast adoption of S/4HANA and our full portfolio of cloud solutions. We expect continuing momentum in the second half and confidently raise our guidance for the full year. SAP has never been better positioned.”

Bill McDermott, CEO

“Our fantastic momentum continued with double-digit growth in total revenue. Our cloud & software revenue growth rate in the first half of the year is at the upper end of our full-year guidance range. Based on our strong growth and cash generation we are pleased to share SAP’s success with our shareholders by initiating a share buyback of up to €500 million in the second half.”

Luka Mucic, CFO

SAP Q2 2017 Quarterly Statement	1

Walldorf, Germany – July 20, 2017

SAP SE (NYSE: SAP) today announced its financial results for the second quarter 2017 ended June 30, 2017.

Business Highlights

Financial Highlights

Second Quarter 2017

SAP’s fast growth in the cloud continued in the second quarter. New cloud bookings1 grew by 33% (33% at constant currencies) in the second quarter and reached €340 million. Both IFRS and non-IFRS cloud subscriptions and support revenue grew 29% year-over-year (27% at constant currencies) to €932 million. IFRS and non-IFRS software revenue was €1.09 billion, up 5% year-over-year (4% at constant currencies). New cloud and software license order entry2 grew by more than 20% year-over-year in the second quarter. IFRS and non-IFRS cloud and software revenue was €4.76 billion, an increase of 9% (8% at constant currencies). SAP’s “predictable revenue”, i.e. the total of cloud subscriptions & support revenue and software support revenue, was 63% of total revenue.

IFRS operating profit was down 27% to €926 million. Non-IFRS operating profit grew 4% to €1.57 billion (3% at constant currencies). IFRS earnings per share decreased 18% to €0.56. Non-IFRS earnings per share increased 14% to €0.94. The IFRS operating profit and EPS were primarily impacted by a strong increase in restructuring related expenses and share-based compensation expenses in the second quarter.

Operating cash flow for the first six months was €3.51 billion, an increase of 20% year-over-year and free cash flow increased 15% year-over-year to €2.90 billion. At quarter end, net debt was €1.79 billion, an improvement of €2.5 billion year over year. SAP’s strong growth and cash generation provide significant flexibility around capital allocation aimed at driving shareholder value. After evaluating the expected cash flow development for the second half of 2017 and consistent with the company’s capital allocation priorities, SAP has decided on a share buyback of up to €500 million in 2017. The share buyback will start shortly and will be executed in several tranches.

SAP S/4HANA

With S/4HANA customers can massively simplify their IT landscape, run live and reinvent their business model for the digital economy across both cloud and on-premise deployments. S/4HANA adoption grew to more than 6,300 customers, up over 70% year over year. In the second quarter, approximately 500 additional customers signed up of which around 30% were net new customers. Google, Centrica, and Mercadona selected S/4HANA in the second quarter.

SAP Leonardo

SAP Leonardo is a set of cutting-edge tools which turn systems of record into systems of intelligence. SAP Leonardo integrates breakthrough technologies such as Artificial Intelligence, Machine Learning and Internet of Things and runs them seamlessly in the cloud. It offers design thinking methodology and SAP expertise to help companies rapidly adopt new capabilities and business models and accelerate digital transformation. CITIC Pacific Mining among many others adopted SAP Leonardo solutions in the second quarter.

1 New cloud bookings is the total of all orders received in a given period the revenue from which is expected to be classified as cloud subscription and support revenue and that result from purchases by new customers and from incremental purchases by existing customers. Consequently, orders to renew existing contracts are not included in this metric. The order amount must be committed. Consequently, due to their pay-per-use nature, business network transaction fees which do not include a committed minimum consumption are not reflected in the bookings metric (e.g. SAP Ariba and SAP Fieldglass transaction-based fees). Amounts included in the measures are generally annualized (annualized contract value ACV).

2 New cloud and software license order entry is the total of new cloud order entry and software license order entry. The new cloud order entry metric is identical to the new cloud bookings metric defined above except that it considers the total contract value (TCV) of the orders where the new cloud bookings metric considers the orders’ annualized contract value (ACV). Software license order entry is the total of all orders received in a given period the revenue from which is expected to be classified as software license revenue. The support services commonly sold with the software licenses are not included in the software license order entry metric.

SAP Q2 2017 Quarterly Statement	2

Human Capital Management

With SuccessFactors and Fieldglass, SAP delivers total workforce management across both permanent and contingent labor, localized for 84 countries and 42 languages. Top industry analysts recently gave SAP SuccessFactors the highest rankings in Cloud HCM for Core HR and Talent Management for global organizations with more than 5,000 workers as well as for mid-market European-headquartered enterprises. SuccessFactors Employee Central, which is the core of our HCM offering, had more than 1,800 customers at the end of the second quarter. Companies like Vitra and Swiss Post selected SAP’s workforce management solutions in the second quarter.

Customer Engagement and Commerce

SAP’s next generation customer engagement solutions enable businesses to manage their front office across the entire spectrum from marketing to sales to services – seamlessly and in real-time. Businesses get a single view of their customer – be it social, retail or e-commerce. SAP’s CEC solutions serve both B2C and B2B across a wide range of industries, including retail, telco, financial services, manufacturing and the public sector. Top industry analysts recently named SAP Hybris a leader for both B2C and B2B Digital Commerce and Multichannel Marketing Campaign Management. SAP’s CEC solutions once again achieved strong double-digit new cloud bookings growth as well as double-digit growth in software revenue.

Business Networks

Each of SAP’s business network solutions provides a rich, open, global platform that connects a large ecosystem of customers, suppliers, partners and developers delivering ever expanding content and innovation. On the Ariba Network, more than 2.8 million companies in over 180 countries collaborate and trade nearly $1 trillion in goods and services annually. Concur helps more than 49 million end users effortlessly process travel and expenses. With SAP Fieldglass customers manage over 3.5 million contingent workers in more than 140 countries. Total revenue in the SAP Business Network segment was up 22% in the second quarter to €570 million.

Regional Revenue Performance in the Second Quarter 2017

SAP had a strong performance in the EMEA region with cloud and software revenue increasing 9% (IFRS). Cloud subscriptions and support revenue grew 48% (IFRS) with an especially strong quarter in Germany and Russia. SAP also had double-digit software revenue growth in Germany and MENA (Middle East and North Africa) and triple-digit software revenue growth in Russia.

The Company had solid growth in the Americas region with cloud and software revenue growing by 8% (IFRS) and cloud subscriptions and support revenue increasing by 20% (IFRS). In North America, Canada had double-digit growth in software revenue. In Latin America Mexico and Chile were highlights with double-digit software revenue growth.

In the APJ region, SAP had an exceptional performance in both cloud and software revenue and cloud subscriptions and support revenue. Cloud and software revenue was up 13% (IFRS) with cloud subscriptions and support revenue growing by 52% (IFRS). China was very strong in cloud subscriptions and support revenue while Japan and Australia both had strong double-digit growth in software revenue.

SAP Q2 2017 Quarterly Statement	3

Financial Results at a Glance

Second Quarter 20171)
	IFRS			Non-IFRS2)
€ million, unless otherwise stated	Q2 2017	Q2 2016	Δ in %	Q2 2017	Q2 2016	Δ in %	Δ in % const. curr.
New Cloud Bookings3)	N/A	N/A	N/A	340	255	33	33
Cloud subscriptions and support	932	720	29	932	721	29	27
Software licenses and support	3,826	3,639	5	3,826	3,640	5	4
Cloud and software	4,757	4,359	9	4,758	4,361	9	8
Total revenue	5,782	5,237	10	5,782	5,239	10	9
Share of predictable revenue (in %)	63	63	0pp	63	63	0pp
Operating profit	926	1,269	–27	1,570	1,516	4	3
Profit after tax	666	813	–18	1,120	979	14
Basic earnings per share (€)	0.56	0.68	–18	0.94	0.82	14
Number of employees (FTE)	87,114	79,962	9	N/A	N/A	N/A	N/A

Six months ended June 20171)
	IFRS			Non-IFRS2)
€ million, unless otherwise stated	Q1–Q2 2017	Q1–Q2 2016	Δ in %	Q1–Q2 2017	Q1–Q2 2016	Δ in %	Δ in % const. curr.
New Cloud Bookings3)	N/A	N/A	N/A	555	400	39	37
Cloud subscriptions and support	1,837	1,397	31	1,837	1,399	31	28
Software licenses and support	7,248	6,811	6	7,248	6,813	6	4
Cloud and software	9,085	8,208	11	9,085	8,212	11	8
Total revenue	11,066	9,964	11	11,067	9,967	11	9
Share of predictable revenue (in %)	66	66	0pp	66	66	0pp
Operating profit	1,599	2,082	–23	2,768	2,620	6	3
Profit after tax	1,197	1,382	–13	2,006	1,742	15
Basic earnings per share (€)	0.99	1.16	–14	1.67	1.46	14
Number of employees (FTE)	87,114	79,962	9	N/A	N/A	N/A	N/A

1) All figures are unaudited.

2) For a detailed description of SAP’s non-IFRS measures see Explanation of Non-IFRS Measures online. For a breakdown of the individual adjustments see table “Non-IFRS Adjustments by Functional Areas” in this Quarterly Statement.

3) As this is an order entry metric, there is no IFRS equivalent.

Due to rounding, numbers may not add up precisely.

SAP Q2 2017 Quarterly Statement	4

Business Outlook 2017

The Company is raising its outlook for the full year 2017:

–

Based on the continued strong momentum in SAP’s cloud business, the Company expects full year 2017 non-IFRS cloud subscriptions and support revenue to be in a range of €3.8 billion to €4.0 billion at constant currencies (2016: €2.99 billion). The upper end of this range represents a growth rate of 34% at constant currencies.

–

Due to increasing adoption of S/4HANA and our Digital Business Platform the Company now expects full year 2017 non-IFRS cloud & software revenue to increase by 6.5% to 8.5% at constant currencies (2016: €18.43 billion).

–	The Company now expects full year 2017 non-IFRS total revenue in a range of €23.3 billion to €23.7 billion at constant currencies (2016: €22.07 billion).
–	The Company expects full-year 2017 non-IFRS operating profit to be in a range of €6.8 billion to €7.0 billion at constant currencies (2016: €6.63 billion).

While the Company’s full-year 2017 business outlook is at constant currencies, actual currency reported figures are expected to continue to be impacted by exchange rate fluctuations. If exchange rates remain at the June 2017 average level for the rest of the year, we expect non-IFRS cloud and software revenue and non-IFRS operating profit growth rates to experience a currency headwind in a range of -2 to 0pp in Q3 2017 (-1 to +1pp for the full year 2017).

SAP Q2 2017 Quarterly Statement	5

Additional Information

Media reports have raised questions surrounding contracts and third-party business practices in South Africa. SAP embodies an unwavering commitment to maintain the highest standards of integrity and transparency across its business. SAP has initiated an independent investigation spearheaded by a multinational law firm and overseen by Executive Board Member Adaire Fox-Martin to vigorously review contracts awarded by SAP South Africa.

General Remarks about this Quarterly Statement and the SAP Integrated Report

Since Q1 2016, we issue a quarterly statement for each of the four fiscal quarters. Additionally, we issue a half year report and a full year integrated report. SAP’s 2016 Integrated Report and Annual Report to Shareholders, and 2016 Annual Report on Form 20-F were published on February 28, 2017, and are available for download at www.sapintegratedreport.com.

For a more detailed description of all of SAP’s non-IFRS measures and their limitations as well as our constant currency and free cash flow figures see Explanation of Non-IFRS Measures online.

Webcast

SAP senior management will host a financial analyst conference call today at 2:00 PM (CET) / 1:00 PM (GMT) / 8:00 AM (Eastern) / 5:00 AM (Pacific). The call will be webcast live on the Company’s website at www.sap.com/investor and will be available for replay. Supplementary financial information pertaining to the second quarter results can be found at www.sap.com/investor.

About SAP

As market leader in enterprise application software, SAP (NYSE: SAP) helps companies of all sizes and industries run better. From back office to boardroom, warehouse to storefront, desktop to mobile device – SAP empowers people and organizations to work together more efficiently and use business insight more effectively to stay ahead of the competition. SAP applications and services enable more than 355,000 business and public sector customers to operate profitably, adapt continuously, and grow sustainably. For more information, visit www.sap.com.

For more information, financial community only:
Stefan Gruber	+49 (6227) 7-44872	investor@sap.com, CET
Follow SAP Investor Relations on Twitter at @sapinvestor.

For more information, press only:
Nicola Leske	+49 (6227) 7-50852	nicola.leske@sap.com, CET
Daniel Reinhardt	+49 (6227) 7-40201	daniel.reinhardt@sap.com, CET
Rajiv Sekhri	+49 (6227) 7-74871	rajiv.sekhri@sap.com, CET

For customers interested in learning more about SAP products:
Global Customer Center:	+49 180 534-34-24
United States Only:	+1 (800) 872-1SAP (+1-800-872-1727)

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SAP Q2 2017 Quarterly Statement	6

Financial and Non-Financial Key Facts (IFRS and Non-IFRS)

€ millions, unless otherwise stated	Q1 2016	Q2 2016	Q3 2016	Q4 2016	TY 2016	Q1 2017	Q2 2017
Revenues
Cloud subscriptions and support (IFRS)	677	720	769	827	2,993	905	932
Cloud subscriptions and support (non-IFRS)	678	721	769	827	2,995	906	932

% change – yoy	33	30	28	31	30	34	29

% change constant currency – yoy	33	33	29	29	31	30	27
Software licenses (IFRS)	609	1,040	1,034	2,177	4,860	691	1,090
Software licenses (non-IFRS)	609	1,042	1,034	2,177	4,862	691	1,090

% change – yoy	–13	6	2	1	1	13	5

% change constant currency – yoy	–10	10	2	0	1	10	4
Software support (IFRS)	2,564	2,598	2,653	2,756	10,571	2,731	2,736
Software support (non-IFRS)	2,564	2,598	2,653	2,756	10,572	2,731	2,736

% change – yoy	5	3	6	6	5	7	5

% change constant currency – yoy	5	6	6	5	6	3	4
Software licenses and support (IFRS)	3,172	3,639	3,686	4,933	15,431	3,422	3,826
Software licenses and support (non-IFRS)	3,173	3,640	3,687	4,934	15,434	3,422	3,826

% change – yoy	1	4	5	4	3	8	5

% change constant currency – yoy	2	7	5	3	4	5	4
Cloud and software (IFRS)	3,850	4,359	4,455	5,760	18,424	4,328	4,757
Cloud and software (non-IFRS)	3,851	4,361	4,456	5,761	18,428	4,328	4,758

% change – yoy	5	7	8	7	7	12	9

% change constant currency – yoy	6	11	9	6	8	9	8
Total revenue (IFRS)	4,727	5,237	5,375	6,724	22,062	5,285	5,782
Total revenue (non-IFRS)	4,728	5,239	5,375	6,724	22,067	5,285	5,782

% change – yoy	5	5	8	6	6	12	10

% change constant currency – yoy	6	9	8	5	7	8	9
Share of predictable revenue (IFRS, in %)	69	63	64	53	61	69	63
Share of predictable revenue (non-IFRS, in %)	69	63	64	53	61	69	63

Profits
Operating profit (IFRS)	813	1,269	1,103	1,950	5,135	673	926
Operating profit (non-IFRS)	1,104	1,516	1,638	2,375	6,633	1,198	1,570

% change	5	9	1	4	4	8	4

% change constant currency	4	11	1	2	4	2	3
Profit after tax (IFRS)	570	813	725	1,526	3,634	530	666

Profit after tax (non-IFRS)	763	979	1,089	1,826	4,658	887	1,120

% change	9	2	–7	9	3	16	14

Margins
Cloud subscriptions and support gross margin (IFRS, in %)	57.0	56.6	56.3	54.8	56.1	57.7	56.0
Cloud subscriptions and support gross margin (non-IFRS, in %)	65.9	64.8	64.5	62.7	64.4	64.6	62.4
Software license and support gross margin (IFRS, in %)	84.2	86.1	85.4	87.1	85.9	83.3	85.3
Software license and support gross margin (non-IFRS, in %)	85.9	87.4	87.4	88.4	87.4	85.1	86.6
Cloud and software gross margin (IFRS, in %)	79.4	81.2	80.4	82.4	81.0	77.9	79.6
Cloud and software gross margin (non-IFRS, in %)	82.3	83.6	83.4	84.7	83.7	80.8	81.8
Gross margin (IFRS, in %)	66.9	70.4	69.3	73.0	70.2	66.7	69.0

Gross margin (non-IFRS, in %)	69.6	72.6	72.7	75.5	72.9	69.9	71.5
Operating margin (IFRS, in %)	17.2	24.2	20.5	29.0	23.3	12.7	16.0
Operating margin (non-IFRS, in %)	23.4	28.9	30.5	35.3	30.1	22.7	27.2

AT&S segment – Cloud subscriptions and support gross margin (in %)	54	51	51	48	50	52	49

AT&S segment – Gross margin (in %)	70	73	74	76	73	70	72

AT&S segment – Segment margin (in %)	34	39	40	45	40	32	37

SAP Q2 2017 Quarterly Statement	7

€ millions, unless otherwise stated	Q1 2016	Q2 2016	Q3 2016	Q4 2016	TY 2016	Q1 2017	Q2 2017

SAP BN segment – Cloud subscriptions and support gross margin (in %)	75	76	77	75	76	77	77

SAP BN segment – Gross margin (in %)	67	68	68	66	67	68	68

SAP BN segment – Segment margin (in %)	17	18	20	16	18	16	17

Key Profit Ratios

Effective tax rate (IFRS, in %)	23.3	28.9	28.4	22.3	25.3	20.6	26.6

Effective tax rate (non-IFRS, in %)	26.2	29.6	29.7	23.5	26.8	25.7	27.8

Earnings per share, basic (IFRS, in €)	0.48	0.68	0.61	1.27	3.04	0.43	0.56

Earnings per share, basic (non-IFRS, in €)	0.64	0.82	0.91	1.53	3.90	0.73	0.94

Order Entry

New Cloud Bookings	145	255	265	483	1,147	215	340

Deferred cloud subscriptions and support revenue (IFRS, quarter end)	953	1,003	1,081	1,271	1,271	1,376	1,293

Orders – Number of on-premise software deals (in transactions)	12,884	14,468	13,048	16,891	57,291	13,115	14,361

Share of orders greater than €5 million based on total software order entry volume (in %)	17	29	26	34	29	27	31

Share of orders smaller than €1 million based on total software order entry volume (in %)	48	38	40	35	38	46	40

Liquidity and Cash Flow

Net cash flows from operating activities	2,482	439	707	1,000	4,628	2,872	642

Free cash flow	2,313	202	446	665	3,627	2,581	322

% of total revenue (IFRS)	49	4	8	10	16	49	6

% of profit after tax (IFRS)	406	25	61	44	100	487	48

Group liquidity, gross	5,853	4,347	4,388	4,673	4,673	7,345	4,927

Group debt	–9,080	–8,593	–8,134	–7,826	–7,826	–7,805	–6,716

Group liquidity, net	–3,227	–4,245	–3,746	–3,153	–3,153	–460	–1,789

Days’ sales outstanding (DSO, in days)1)	72	73	74	74	74	72	72

Financial Position

Cash and cash equivalents	5,743	4,206	4,112	3,702	3,702	5,937	4,236

Goodwill	21,922	22,354	22,279	23,311	23,311	23,091	21,949

Total assets	42,884	41,788	41,604	44,277	44,277	47,724	42,900

Equity ratio (total equity in % of total assets)	53	55	57	60	60	56	57

Non-Financials

Number of employees (quarter end)2)	78,230	79,962	82,426	84,183	84,183	85,751	87,114

Employee retention (in %, rolling 12 months)	92.0	92.6	93.4	93.7	93.7	94.1	94.3

Women in management (in %, quarter end)	23.6	24.1	24.3	24.5	24.5	24.8	25.0

Greenhouse gas emissions (in kilotons)	120	95	85	80	380	100	55

1) Days’ sales outstanding measures the length of time it takes to collect receivables. SAP calculates DSO by dividing the average invoiced accounts receivables balance of the last 12 months by the average monthly sales of the last 12 months.

2) In full-time equivalents

Due to rounding, numbers may not add up precisely.

SAP Q2 2017 Quarterly Statement	8

Consolidated Income Statements of SAP Group (IFRS) – Quarter

€ millions, unless otherwise stated	Q2 2017	Q2 2016	Δ in %

Cloud subscriptions and support	932	720	29

Software licenses	1,090	1,040	5

Software support	2,736	2,598	5

Software licenses and support	3,826	3,639	5

Cloud and software	4,757	4,359	9

Services	1,024	878	17

Total revenue	5,782	5,237	10

Cost of cloud subscriptions and support	–410	–312	31

Cost of software licenses and support	–563	–507	11

Cost of cloud and software	–972	–819	19

Cost of services	–822	–733	12

Total cost of revenue	–1,794	–1,552	16

Gross profit	3,987	3,685	8

Research and development	–842	–710	19

Sales and marketing	–1,707	–1,470	16

General and administration	–278	–229	21

Restructuring	–237	–11	>100

Other operating income/expense, net	3	4	–24

Total operating expenses	–4,856	–3,968	22

Operating profit	926	1,269	–27

Other non-operating income/expense, net	8	–101	<–100

Finance income	36	38	–6

Finance costs	–62	–62	0

Financial income, net	–26	–23	10

Profit before tax	908	1,144	–21

Income tax expense	–242	–331	–27

Profit after tax	666	813	–18

Attributable to owners of parent	668	816	–18

Attributable to non-controlling interests	–2	–3	–35

Earnings per share, basic (in €)1)	0.56	0.68	–18

Earnings per share, diluted (in €)1)	0.56	0.68	–18

1) For the three months ended June 30, 2017 and 2016, the weighted average number of shares was 1,199 million (diluted 1,200 million) and 1,198 million (diluted: 1,199 million), respectively (treasury stock excluded).

Due to rounding, numbers may not add up precisely.

SAP Q2 2017 Quarterly Statement	9

Consolidated Income Statements of SAP Group (IFRS) – Half Year

€ millions, unless otherwise stated	Q1–Q2 2017	Q1–Q2 2016	Δ in %

Cloud subscriptions and support	1,837	1,397	31

Software licenses	1,781	1,649	8

Software support	5,467	5,162	6

Software licenses and support	7,248	6,811	6

Cloud and software	9,085	8,208	11

Services	1,981	1,755	13

Total revenue	11,066	9,964	11

Cost of cloud subscriptions and support	–793	–603	31

Cost of software licenses and support	–1,134	–1,007	13

Cost of cloud and software	–1,927	–1,610	20

Cost of services	–1,628	–1,506	8

Total cost of revenue	–3,555	–3,116	14

Gross profit	7,512	6,848	10

Research and development	–1,694	–1,419	19

Sales and marketing	–3,415	–2,865	19

General and administration	–569	–460	24

Restructuring	–242	–22	>100

Other operating income/expense, net	8	–1	<–100

Total operating expenses	–9,467	–7,882	20

Operating profit	1,599	2,082	–23

Other non-operating income/expense, net	–10	–136	–93

Finance income	143	73	94

Finance costs	–156	–132	18

Financial income, net	–13	–59	–78

Profit before tax	1,576	1,887	–16

Income tax expense	–379	–504	–25

Profit after tax	1,197	1,382	–13

Attributable to owners of parent	1,189	1,388	–14

Attributable to non-controlling interests	7	–5	<–100

Earnings per share, basic (in €)1)	0.99	1.16	–14

Earnings per share, diluted (in €)1)	0.99	1.16	–14

1) For the six months ended June 30, 2017 and 2016, the weighted average number of shares was 1,199 million (diluted 1,199 million) and 1,198 million (diluted: 1,199 million), respectively (treasury stock excluded).

Due to rounding, numbers may not add up precisely.

SAP Q2 2017 Quarterly Statement	10

Consolidated Statements of Financial Position of SAP Group (IFRS)

as at June 30, 2017 and December 31, 2016
€ millions	2017	2016
Cash and cash equivalents	4,236	3,702
Other financial assets	868	1,124
Trade and other receivables	5,408	5,924
Other non-financial assets	751	581
Tax assets	375	233
Total current assets	11,638	11,564
Goodwill	21,949	23,311
Intangible assets	3,273	3,786
Property, plant, and equipment	2,719	2,580
Other financial assets	1,497	1,358
Trade and other receivables	117	126
Other non-financial assets	557	532
Tax assets	441	450
Deferred tax assets	710	571
Total non-current assets	31,263	32,713
Total assets	42,900	44,277

€ millions	2017	2016
Trade and other payables	1,142	1,281
Tax liabilities	288	316
Financial liabilities	863	1,813
Other non-financial liabilities	2,758	3,699
Provisions	369	183
Deferred income	4,898	2,383
Total current liabilities	10,318	9,674
Trade and other payables	124	127
Tax liabilities	436	365
Financial liabilities	6,260	6,481
Other non-financial liabilities	545	461
Provisions	235	217
Deferred tax liabilities	380	411
Deferred income	78	143
Total non-current liabilities	8,058	8,205
Total liabilities	18,376	17,880
Issued capital	1,229	1,229
Share premium	565	599
Retained earnings	22,004	22,302
Other components of equity	1,812	3,346
Treasury shares	–1,091	–1,099
Equity attributable to owners of parent	24,518	26,376

Non-controlling interests	7	21
Total equity	24,525	26,397
Total equity and liabilities	42,900	44,277

Due to rounding, numbers may not add up precisely.

SAP Q2 2017 Quarterly Statement	11

Consolidated Statements of Cash Flows of SAP Group (IFRS)

€ millions	Q1–Q2 2017	Q1–Q2 2016
Profit after tax	1,197	1,382
Adjustments to reconcile profit after tax to net cash flows from operating activities:
Depreciation and amortization	642	615
Income tax expense	379	504
Financial income, net	13	59
Decrease/increase in sales and bad debt allowances on trade receivables	–4	60
Other adjustments for non-cash items	–28	12
Decrease/increase in trade and other receivables	303	114
Decrease/increase in other assets	–312	–309
Decrease/increase in trade payables, provisions, and other liabilities	–634	–1,165
Decrease/increase in deferred income	2,722	2,493
Interest paid	–125	–120
Interest received	41	36
Income tax paid, net of refunds	–680	–760
Net cash flows from operating activities	3,514	2,921
Business combinations, net of cash and cash equivalents acquired	–22	–16
Purchase of intangible assets or property, plant, and equipment	–610	–406
Proceeds from sales of intangible assets or property, plant, and equipment	47	33
Purchase of equity or debt instruments of other entities	–1,843	–320
Proceeds from sales of equity or debt instruments of other entities	2,064	308
Net cash flows from investing activities	–365	–401
Dividends paid	–1,499	–1,378
Dividends paid on non-controlling interests	–23	0
Proceeds from reissuance of treasury shares	0	15
Proceeds from borrowings	18	1
Repayments of borrowings	–1,003	–544
Transactions with non-controlling interests	0	3
Net cash flows from financing activities	–2,506	–1,902
Effect of foreign currency rates on cash and cash equivalents	–108	177
Net decrease/increase in cash and cash equivalents	534	796
Cash and cash equivalents at the beginning of the period	3,702	3,411
Cash and cash equivalents at the end of the period	4,236	4,206

Due to rounding, numbers may not add up precisely.

SAP Q2 2017 Quarterly Statement	12

Segment Reporting – Quarter

Applications, Technology & Services

€ millions, unless otherwise stated		Q2 2017	Q2 2016	Δ in %	Δ in %
	Actual Currency	Constant Currency	Actual Currency	Actual Currency	Constant Currency
Cloud subscriptions and support – SaaS/PaaS1)	376	368	273	38	35
Cloud subscriptions and support – IaaS2)	81	80	48	67	65
Cloud subscriptions and support	457	448	321	42	40
Software licenses	1,056	1,054	1,025	3	3
Software support	2,705	2,668	2,572	5	4
Software licenses and support	3,761	3,722	3,596	5	4
Cloud and software	4,218	4,171	3,917	8	6
Services	890	874	827	8	6
Total segment revenue	5,109	5,044	4,745	8	6
Cost of cloud subscriptions and support – SaaS/PaaS1)	–159	–156	–106	51	48
Cost of cloud subscriptions and support – IaaS2)	–74	–73	–52	43	41
Cost of cloud subscriptions and support	–234	–229	–158	48	46
Cost of software licenses and support	–489	–480	–463	6	4
Cost of cloud and software	–722	–709	–620	16	14
Cost of services	–712	–701	–671	6	4
Total cost of revenue	–1,434	–1,410	–1,292	11	9
Segment gross profit	3,674	3,634	3,453	6	5
Other segment expenses	–1,776	–1,755	–1,591	12	10
Segment profit	1,899	1,879	1,862	2	1
Margins
Cloud subscriptions and support gross margin – SaaS/PaaS1) (in %)	58	58	61	–4pp	–4pp
Cloud subscriptions and support gross margin – IaaS2) (in %)	8	8	–8	16pp	16pp
Cloud subscriptions and support gross margin (in %)	49	49	51	–2pp	–2pp
Gross margin (in %)	72	72	73	–1pp	–1pp
Segment margin (in %)	37	37	39	–2pp	–2pp

1) Software as a Service/Platform as a Service

2) Infrastructure as a Service

Due to rounding, numbers may not add up precisely.

SAP Q2 2017 Quarterly Statement	13

SAP Business Network

€ millions, unless otherwise stated		Q2 2017	Q2 2016	Δ in %	Δ in %
	Actual Currency	Constant Currency	Actual Currency	Actual Currency	Constant Currency
Cloud subscriptions and support – SaaS/PaaS1)	461	451	389	19	16
Cloud subscriptions and support – IaaS2)	0	0	0	NA	NA
Cloud subscriptions and support	461	451	389	19	16
Software licenses	0	0	0	63	66
Software support	5	5	7	–33	–37
Software licenses and support	5	5	7	–32	–37
Cloud and software	466	455	396	18	15
Services	104	103	72	45	43
Total segment revenue	570	558	468	22	19
Cost of cloud subscriptions and support – SaaS/PaaS1)	–106	–104	–92	15	13
Cost of cloud subscriptions and support – IaaS2)	0	0	0	NA	NA
Cost of cloud subscriptions and support	–106	–104	–92	15	13
Cost of software licenses and support	–1	–1	0	>100	>100
Cost of cloud and software	–107	–105	–92	16	14
Cost of services	–75	–74	–60	26	24
Total cost of revenue	–183	–179	–152	20	18
Segment gross profit	388	379	316	23	20
Other segment expenses	–290	–285	–231	26	23
Segment profit	97	94	85	15	11
Margins
Cloud subscriptions and support gross margin – SaaS/PaaS1) (in %)	77	77	76	1pp	1pp
Cloud subscriptions and support gross margin – IaaS2) (in %)	NA	NA	NA	NA	NA
Cloud subscriptions and support gross margin (in %)	77	77	76	1pp	1pp
Gross margin (in %)	68	68	68	0pp	0pp
Segment margin (in %)	17	17	18	–1pp	–1pp

  1) Software as a Service/Platform as a Service

  2) Infrastructure as a Service

Due to rounding, numbers may not add up precisely.

SAP Q2 2017 Quarterly Statement	14

Reconciliation of Cloud Subscription Revenues and Margins

€ millions, unless otherwise stated			Q2 2017	Q2 2016	Δ in %	Δ in %
		Actual Currency	Constant Currency	Actual Currency	Actual Currency	Constant Currency
Cloud subscriptions and support revenue – SaaS/PaaS1)	SAP Business Network segment	461	451	389	19	16
	Other	389	382	284	37	34
	Total	851	833	673	26	24
Cloud subscriptions and support revenue – IaaS2)		81	80	48	67	65
Cloud subscriptions and support revenue		932	913	721	29	27
Cloud subscriptions and support gross margin – SaaS/PaaS1) (in %)	SAP Business Network segment	77	77	76	1pp	1pp
	Other	56	57	61	–5pp	–4pp
	Total	68	68	70	–2pp	–2pp
Cloud subscriptions and support gross margin – IaaS2) (in %)		8	8	–8	16pp	16pp
Cloud subscriptions and support gross margin (in %)		62	63	65	–2pp	–2pp

  1) Software as a Service/Platform as a Service

  2) Infrastructure as a Service

Due to rounding, numbers may not add up precisely.

SAP Q2 2017 Quarterly Statement	15

Segment Reporting – Half Year

Applications, Technology & Services

€ millions, unless otherwise stated		Q1–Q2 2017	Q1–Q2 2016	Δ in %	Δ in %
	Actual Currency	Constant Currency	Actual Currency	Actual Currency	Constant Currency
Cloud subscriptions and support – SaaS/PaaS1)	728	710	527	38	35
Cloud subscriptions and support – IaaS2)	158	155	89	76	73
Cloud subscriptions and support	885	865	616	44	40
Software licenses	1,731	1,706	1,616	7	6
Software support	5,410	5,289	5,112	6	3
Software licenses and support	7,141	6,995	6,728	6	4
Cloud and software	8,027	7,860	7,344	9	7
Services	1,745	1,706	1,630	7	5
Total segment revenue	9,772	9,566	8,973	9	7
Cost of cloud subscriptions and support – SaaS/PaaS1)	–299	–290	–192	56	51
Cost of cloud subscriptions and support – IaaS2)	–142	–140	–102	39	36
Cost of cloud subscriptions and support	–441	–430	–294	50	46
Cost of software licenses and support	–997	–979	–925	8	6
Cost of cloud and software	–1,438	–1,409	–1,219	18	16
Cost of services	–1,398	–1,372	–1,348	4	2
Total cost of revenue	–2,836	–2,781	–2,567	10	8
Segment gross profit	6,936	6,785	6,406	8	6
Other segment expenses	–3,549	–3,488	–3,111	14	12
Segment profit	3,387	3,297	3,295	3	0
Margins
Cloud subscriptions and support gross margin – SaaS/PaaS1) (in %)	59	59	64	–5pp	–4pp
Cloud subscriptions and support gross margin – IaaS2) (in %)	10	10	–14	24pp	24pp
Cloud subscriptions and support gross margin (in %)	50	50	52	–2pp	–2pp
Gross margin (in %)	71	71	71	–0pp	–0pp
Segment margin (in %)	35	34	37	–2pp	–2pp

  1) Software as a Service/Platform as a Service

  2) Infrastructure as a Service

Due to rounding, numbers may not add up precisely.

SAP Q2 2017 Quarterly Statement	16

SAP Business Network

€ millions, unless otherwise stated		Q1–Q2 2017	Q1–Q2 2016	Δ in %	Δ in %
	Actual Currency	Constant Currency	Actual Currency	Actual Currency	Constant Currency
Cloud subscriptions and support – SaaS/PaaS1)	925	899	761	22	18
Cloud subscriptions and support – IaaS2)	0	0	0	NA	NA
Cloud subscriptions and support	925	899	761	22	18
Software licenses	0	0	0	<-100	<-100
Software support	11	11	14	–26	–25
Software licenses and support	11	11	14	–25	–25
Cloud and software	936	910	776	21	17
Services	202	198	143	41	38
Total segment revenue	1,138	1,107	919	24	21
Cost of cloud subscriptions and support – SaaS/PaaS1)	–213	–208	–184	16	13
Cost of cloud subscriptions and support – IaaS2)	0	0	0	NA	NA
Cost of cloud subscriptions and support	–213	–208	–184	16	13
Cost of software licenses and support	–2	–2	0	>100	>100
Cost of cloud and software	–215	–209	–184	17	14
Cost of services	–152	–149	–116	31	29
Total cost of revenue	–367	–358	–300	22	19
Segment gross profit	771	749	619	25	21
Other segment expenses	–582	–568	–459	27	24
Segment profit	189	181	160	18	13
Margins
Cloud subscriptions and support gross margin – SaaS/PaaS1) (in %)	77	77	76	1pp	1pp
Cloud subscriptions and support gross margin – IaaS2) (in %)	NA	NA	NA	NA	NA
Cloud subscriptions and support gross margin (in %)	77	77	76	1pp	1pp
Gross margin (in %)	68	68	67	0pp	0pp
Segment margin (in %)	17	16	17	–1pp	–1pp

  1) Software as a Service/Platform as a Service

  2) Infrastructure as a Service

Due to rounding, numbers may not add up precisely.

SAP Q2 2017 Quarterly Statement	17

Reconciliation of Cloud Subscription Revenues and Margins

€ millions, unless otherwise stated			Q1–Q2 2017	Q1–Q2 2016	Δ in %	Δ in %
		Actual Currency	Constant Currency	Actual Currency	Actual Currency	Constant Currency
Cloud subscriptions and support revenue – SaaS/PaaS1)	SAP Business Network segment	925	899	761	22	18
	Other	755	737	548	38	35
	Total	1,680	1,636	1,309	28	25
Cloud subscriptions and support revenue – IaaS2)		158	155	89	76	73
Cloud subscriptions and support revenue		1,837	1,791	1,399	31	28
Cloud subscriptions and support gross margin – SaaS/PaaS1) (in %)	SAP Business Network segment	77	77	76	1pp	1pp
	Other	58	59	64	–5pp	–5pp
	Total	69	69	71	–2pp	–2pp
Cloud subscriptions and support gross margin – IaaS2) (in %)		10	10	–14	24pp	24pp
Cloud subscriptions and support gross margin (in %)		63	64	65	–2pp	–2pp

  1) Software as a Service/Platform as a Service

  2) Infrastructure as a Service

Due to rounding, numbers may not add up precisely.

SAP Q2 2017 Quarterly Statement	18

Reconciliation from Non-IFRS Numbers to IFRS Numbers – Quarter

€ millions, unless otherwise stated					Q2 2017			Q2 2016			Δ in %
	IFRS	Adj.1)	Non- IFRS1)	Currency Impact2)	Non-IFRS Constant Currency2)	IFRS	Adj.1)	Non- IFRS1)	IFRS	Non- IFRS1)	Non-IFRS Constant Currency2)
Revenue Numbers
Cloud subscriptions and support	932	0	932	–19	913	720	1	721	29	29	27
Software licenses	1,090	0	1,090	–3	1,087	1,040	2	1,042	5	5	4
Software support	2,736	0	2,736	–39	2,697	2,598	0	2,598	5	5	4
Software licenses and support	3,826	0	3,826	–42	3,784	3,639	2	3,640	5	5	4
Cloud and software	4,757	0	4,758	–61	4,696	4,359	2	4,361	9	9	8
Services	1,024	0	1,024	–18	1,006	878	0	878	17	17	15
Total revenue	5,782	0	5,782	–80	5,702	5,237	2	5,239	10	10	9

Operating Expense Numbers
Cost of cloud subscriptions and support	–410	59	–350			–312	59	–254	31	38
Cost of software licenses and support	–563	49	–514			–507	47	–460	11	12
Cost of cloud and software	–972	108	–865			–819	106	–713	19	21
Cost of services	–822	38	–784			–733	12	–721	12	9
Total cost of revenue	–1,794	146	–1,648			–1,552	118	–1,434	16	15
Gross profit	3,987	146	4,133			3,685	120	3,805	8	9
Research and development	–842	65	–777			–710	21	–689	19	13
Sales and marketing	–1,707	164	–1,544			–1,470	82	–1,388	16	11
General and administration	–278	32	–245			–229	12	–217	21	13
Restructuring	–237	237	0			–11	11	0	>100	NA
Other operating income/expense, net	3	0	3			4	0	4	–24	–24
Total operating expenses	–4,856	644	–4,212	76	–4,135	–3,968	245	–3,724	22	13	11

Profit Numbers
Operating profit	926	644	1,570	–3	1,567	1,269	247	1,516	–27	4	3
Other non-operating income/expense, net	8	0	8			–101	0	–101	<-100	<-100
Finance income	36	0	36			38	0	38	–6	–6
Finance costs	–62	0	–62			–62	0	–62	0	0
Financial income, net	–26	0	–26			–23	0	–23	10	10
Profit before tax	908	644	1,552			1,144	247	1,391	–21	12
Income tax expense	–242	–191	–432			–331	–81	–412	–27	5
Profit after tax	666	453	1,120			813	167	979	–18	14
Attributable to owners of parent	668	453	1,122			816	167	982	–18	14
Attributable to non-controlling interests	–2	0	–2			–3	0	–3	–35	–35

Key Ratios
Operating margin (in %)	16.0		27.2		27.5	24.2		28.9	–8.2pp	–1.8pp	–1.5pp
Effective tax rate (in %)3)	26.6		27.8			28.9		29.6	–2.3pp	–1.8pp
Earnings per share, basic (in €)	0.56		0.94			0.68		0.82	–18	14

1) Adjustments in the revenue line items are for software support revenue, cloud subscriptions and support revenue, and other similarly recurring revenues that entities acquired by SAP would have recognized had they remained stand-alone entities but that SAP is not permitted to recognize as revenue under IFRS as a result of business combination accounting rules. Adjustments in the operating expense line items are for acquisition-related charges, share-based payment expenses, as well as restructuring expenses.

SAP Q2 2017 Quarterly Statement	19

2) Constant currency revenue and operating income figures are calculated by translating revenue and operating income of the current period using the average exchange rates from the previous year’s respective period instead of the current period. Constant currency period-over-period changes are calculated by comparing the current year’s non-IFRS constant currency numbers with the non-IFRS number of the previous year’s respective period.

For a more detailed description of these adjustments and their limitations as well as our constant currency figures, see our Web site www.sap.com/corporate-en/investors/newsandreports/reporting-framework.epx under “Non-IFRS Measures, Adjustments and Full-Year Estimates”.

3) The difference between our effective tax rate (IFRS) and effective tax rate (non-IFRS) in Q2 2017 and Q2 2016 mainly results from tax effects of acquisition-related charges and share-based payment expenses.

Due to rounding, numbers may not add up precisely.

SAP Q2 2017 Quarterly Statement	20

Reconciliation from Non-IFRS Numbers to IFRS Numbers – Half Year

€ millions, unless otherwise stated					Q1–Q2 2017			Q1–Q2 2016			Δ in %
	IFRS	Adj.1)	Non- IFRS1)	Currency Impact2)	Non-IFRS Constant Currency2)	IFRS	Adj.1)	Non- IFRS1)	IFRS	Non-IFRS1)	Non-IFRS Constant Currency2)
Revenue Numbers
Cloud subscriptions and support	1,837	0	1,837	–47	1,791	1,397	1	1,399	31	31	28
Software licenses	1,781	0	1,781	–26	1,755	1,649	2	1,651	8	8	6
Software support	5,467	0	5,467	–123	5,345	5,162	0	5,163	6	6	4
Software licenses and support	7,248	0	7,248	–148	7,100	6,811	2	6,813	6	6	4
Cloud and software	9,085	0	9,085	–195	8,891	8,208	4	8,212	11	11	8
Services	1,981	0	1,981	–44	1,938	1,755	0	1,755	13	13	10
Total revenue	11,066	0	11,067	–239	10,828	9,964	4	9,967	11	11	9

Operating Expense Numbers
Cost of cloud subscriptions and support	–793	122	–671			–603	118	–485	31	38
Cost of software licenses and support	–1,134	110	–1,024			–1,007	99	–908	13	13
Cost of cloud and software	–1,927	232	–1,695			–1,610	217	–1,393	20	22
Cost of services	–1,628	85	–1,543			–1,506	30	–1,476	8	5
Total cost of revenue	–3,555	317	–3,237			–3,116	247	–2,869	14	13
Gross profit	7,512	318	7,829			6,848	250	7,098	10	10
Research and development	–1,694	153	–1,541			–1,419	49	–1,370	19	12
Sales and marketing	–3,415	375	–3,041			–2,865	191	–2,674	19	14
General and administration	–569	82	–487			–460	27	–433	24	13
Restructuring	–242	242	0			–22	22	0	>100	NA
Other operating income/expense, net	8	0	8			–1	0	–1	<-100	<-100
Total operating expenses	–9,467	1,168	–8,299	164	–8,135	–7,882	535	–7,348	20	13	11

Profit Numbers
Operating profit	1,599	1,168	2,768	–75	2,693	2,082	538	2,620	–23	6	3
Other non-operating income/expense, net	–10	0	–10			–136	0	–136	–93	–93
Finance income	143	0	143			73	0	73	94	94
Finance costs	–156	0	–156			–132	0	–132	18	18
Financial income, net	–13	0	–13			–59	0	–59	–78	–78
Profit before tax	1,576	1,168	2,744			1,887	538	2,425	–16	13
Income tax expense	–379	–359	–738			–504	–178	–683	–25	8
Profit after tax	1,197	810	2,006			1,382	360	1,742	–13	15
Attributable to owners of parent	1,189	810	1,999			1,388	360	1,748	–14	14
Attributable to non-controlling interests	7	0	7			–5	0	–5	<-100	<-100

Key Ratios
Operating margin (in %)	14.5		25.0		24.9	20.9		26.3	–6.4pp	–1.3pp	–1.4pp
Effective tax rate (in %)3)	24.1		26.9			26.7		28.1	–2.7pp	–1.3pp
Earnings per share, basic (in €)	0.99		1.67			1.16		1.46	–14	14

1) Adjustments in the revenue line items are for software support revenue, cloud subscriptions and support revenue, and other similarly recurring revenues that entities acquired by SAP would have recognized had they remained stand-alone entities but that SAP is not permitted to recognize as revenue under IFRS as a result of business combination accounting rules. Adjustments in the operating expense line items are for acquisition-related charges, share-based payment expenses, as well as restructuring expenses.

SAP Q2 2017 Quarterly Statement	21

2) Constant currency revenue and operating income figures are calculated by translating revenue and operating income of the current period using the average exchange rates from the previous year’s respective period instead of the current period. Constant currency period-over-period changes are calculated by comparing the current year’s non-IFRS constant currency numbers with the non-IFRS number of the previous year’s respective period.

For a more detailed description of these adjustments and their limitations as well as our constant currency figures, see our Web site www.sap.com/corporate-en/investors/newsandreports/reporting-framework.epx under “Non-IFRS Measures, Adjustments and Full-Year Estimates”.

3) The difference between our effective tax rate (IFRS) and effective tax rate (non-IFRS) in the first half of 2017 and 2016 mainly results from tax effects of acquisition-related charges and share-based payment expenses.

Due to rounding, numbers may not add up precisely.

SAP Q2 2017 Quarterly Statement	22

Non-IFRS Adjustments – Actuals and Estimates

€ millions	Estimated Amounts for Full Year 2017	Q2 2017	Q1–Q2 2017	Q2 2016	Q1–Q2 2016
Operating profit (IFRS)		926	1,599	1,269	2,082
Revenue adjustments	<20	0	0	2	4
Adjustment for acquisition-related charges	610 to 640	152	309	166	336
Adjustment for share-based payment expenses	900 to 1,150	254	618	67	177
Adjustment for restructuring1)	200 to 250	237	242	11	22
Operating expense adjustments		644	1,168	245	535
Operating profit adjustments		644	1,168	247	538
Operating profit (non-IFRS)		1,570	2,768	1,516	2,620

   1) Reflects our expectations for restructuring activities in our services and support business

SAP Q2 2017 Quarterly Statement	23

Non-IFRS Adjustments by Functional Areas

€ millions	Q2 2017					Q2 2016
	IFRS	Acquisition- Related	SBP1)	Restruc- turing	Non-IFRS	IFRS	Acquisition- Related	SBP1)	Restruc- turing	Non-IFRS
Cost of cloud and software	–972	81	27	0	–865	–819	97	9	0	–713
Cost of services	–822	2	36	0	–784	–733	3	9	0	–721
Research and development	–842	3	62	0	–777	–710	2	19	0	–689
Sales and marketing	–1,707	67	97	0	–1,544	–1,470	59	23	0	–1,388
General and administration	–278	0	32	0	–245	–229	4	8	0	–217
Restructuring	–237	0	0	237	0	–11	0	0	11	0
Other operating income/expense, net	3	0	0	0	3	4	0	0	0	4
Total operating expenses	–4,856	152	254	237	–4,212	–3,968	166	67	11	–3,724

 1) Share-based payments

€ millions	Q1–Q2 2017					Q1–Q2 2016
	IFRS	Acquisition- Related	SBP1)	Restruc- turing	Non-IFRS	IFRS	Acquisition- Related	SBP1)	Restruc- turing	Non-IFRS
Cost of cloud and software	–1,927	164	68	0	–1,695	–1,610	195	22	0	–1,393
Cost of services	–1,628	4	81	0	–1,543	–1,506	6	24	0	–1,476
Research and development	–1,694	5	148	0	–1,541	–1,419	5	44	0	–1,370
Sales and marketing	–3,415	135	240	0	–3,041	–2,865	123	67	0	–2,674
General and administration	–569	1	81	0	–487	–460	7	20	0	–433
Restructuring	–242	0	0	242	0	–22	0	0	22	0
Other operating income/expense, net	8	0	0	0	8	–1	0	0	0	–1
Total operating expenses	–9,467	309	618	242	–8,299	–7,882	336	177	22	–7,348

 1) Share-based payments

If not presented in a separate line item in our income statement, the restructuring expenses would break down as follows:

€ millions	Q2 2017	Q1–Q2 2017	Q2 2016	Q1–Q2 2016
Cost of cloud and software	104	105	1	2
Cost of services	109	110	2	5
Research and development	16	17	0	3
Sales and marketing	9	10	8	11
General and administration	0	0	0	1
Restructuring expenses	237	242	11	22

SAP Q2 2017 Quarterly Statement	24

Revenue by Region (IFRS and Non-IFRS) – Quarter

€ millions	Q2 2017					Q2 2016			Δ in %
	IFRS	Adj.1)	Non-IFRS1)	Currency Impact2)	Non-IFRS Constant Currency2)	IFRS	Adj.1)	Non-IFRS1)	IFRS	Non-IFRS1)	Non-IFRS Constant Currency2)
Cloud subscriptions and support revenue by region
EMEA	249	0	249	0	248	168	0	168	48	48	48
Americas	577	0	577	–15	562	482	0	483	20	19	16
APJ	106	0	106	–3	103	70	0	70	52	52	47
Cloud subscriptions and support revenue	932	0	932	–19	913	720	1	721	29	29	27

Cloud and software revenue by region
EMEA	2,044	0	2,044	–10	2,035	1,872	0	1,872	9	9	9
Americas	1,948	0	1,948	–42	1,906	1,809	2	1,812	8	8	5
APJ	765	0	765	–10	756	678	0	678	13	13	11
Cloud and software revenue	4,757	0	4,758	–61	4,696	4,359	2	4,361	9	9	8

Total revenue by region
Germany	781	0	781	–2	779	681	0	681	15	15	14
Rest of EMEA	1,678	0	1,678	–10	1,668	1,588	0	1,589	6	6	5
Total EMEA	2,459	0	2,459	–12	2,447	2,270	0	2,270	8	8	8
United States	1,914	0	1,915	–41	1,873	1,739	2	1,741	10	10	8
Rest of Americas	480	0	480	–12	468	427	0	427	13	13	10
Total Americas	2,394	0	2,395	–54	2,341	2,165	2	2,167	11	10	8
Japan	252	0	252	3	255	200	0	200	26	26	28
Rest of APJ	676	0	676	–17	659	602	0	602	12	12	9
Total APJ	928	0	928	–14	914	802	0	802	16	16	14
Total revenue	5,782	0	5,782	–80	5,702	5,237	2	5,239	10	10	9

1) Adjustments in the revenue line items are for support revenue, cloud subscriptions and support revenue, and other similarly recurring revenues that entities acquired by SAP would have recognized had they remained stand-alone entities but that SAP is not permitted to recognize as revenue under IFRS as a result of business combination accounting rules.

2) Constant currency revenue figures are calculated by translating revenue of the current period using the average exchange rates from the previous year’s respective period instead of the current period. Constant currency period-over-period changes are calculated by comparing the current year’s non-IFRS constant currency numbers with the non-IFRS number of the previous year’s respective period.

For a more detailed description of these adjustments and their limitations as well as our constant currency figures, see our Web site www.sap.com/corporate-en/investors/newsandreports/reporting-framework.epx under “Non-IFRS Measures and Estimates”.

Due to rounding, numbers may not add up precisely.

SAP Q2 2017 Quarterly Statement	25

Revenue by Region (IFRS and Non-IFRS) – Half Year

€ millions	Q1–Q2 2017					Q1–Q2 2016			Δ in %
	IFRS	Adj.1)	Non-IFRS1)	Currency Impact2)	Non-IFRS Constant Currency2)	IFRS	Adj.1)	Non-IFRS1)	IFRS	Non-IFRS1)	Non-IFRS Constant Currency2)
Cloud subscriptions and support revenue by region
EMEA	479	0	479	–1	478	329	0	329	46	45	45
Americas	1,159	0	1,159	–37	1,122	942	1	943	23	23	19
APJ	200	0	200	–9	191	127	0	127	58	58	51
Cloud subscriptions and support revenue	1,837	0	1,837	–47	1,791	1,397	1	1,399	31	31	28

Cloud and software revenue by region
EMEA	3,892	0	3,892	–44	3,848	3,557	1	3,558	9	9	8
Americas	3,723	0	3,724	–111	3,613	3,393	3	3,396	10	10	6
APJ	1,469	0	1,469	–40	1,429	1,259	0	1,259	17	17	14
Cloud and software revenue	9,085	0	9,085	–195	8,891	8,208	4	8,212	11	11	8

Total revenue by region
Germany	1,455	0	1,455	–2	1,453	1,286	0	1,286	13	13	13
Rest of EMEA	3,250	0	3,250	–48	3,202	3,030	0	3,031	7	7	6
Total EMEA	4,705	0	4,705	–50	4,655	4,316	1	4,317	9	9	8
United States	3,688	0	3,688	–101	3,587	3,344	3	3,347	10	10	7
Rest of Americas	911	0	911	–38	873	798	0	798	14	14	10
Total Americas	4,599	0	4,599	–139	4,460	4,142	3	4,145	11	11	8
Japan	450	0	450	–5	445	369	0	369	22	22	21
Rest of APJ	1,313	0	1,313	–45	1,268	1,137	0	1,137	15	15	12
Total APJ	1,763	0	1,763	–50	1,713	1,506	0	1,506	17	17	14
Total revenue	11,066	0	11,067	–239	10,828	9,964	4	9,967	11	11	9

1) Adjustments in the revenue line items are for support revenue, cloud subscriptions and support revenue, and other similarly recurring revenues that entities acquired by SAP would have recognized had they remained stand-alone entities but that SAP is not permitted to recognize as revenue under IFRS as a result of business combination accounting rules.

2) Constant currency revenue figures are calculated by translating revenue of the current period using the average exchange rates from the previous year’s respective period instead of the current period. Constant currency period-over-period changes are calculated by comparing the current year’s non-IFRS constant currency numbers with the non-IFRS number of the previous year’s respective period.

For a more detailed description of these adjustments and their limitations as well as our constant currency figures, see our Web site     www.sap.com/corporate-en/investors/newsandreports/reporting-framework.epx under “Non-IFRS Measures and Estimates”.

Due to rounding, numbers may not add up precisely.

SAP Q2 2017 Quarterly Statement	26

Employees by Region and Functional Areas

	30.6.2017				30.6.2016
Full-time equivalents	EMEA	Americas	APJ	Total	EMEA	Americas	APJ	Total
Cloud and software	7,994	3,811	4,880	16,686	6,214	4,054	5,084	15,352
Services	5,281	4,789	4,752	14,821	6,443	4,006	3,738	14,187
Research and development	10,831	5,122	8,270	24,223	9,927	4,501	7,382	21,810
Sales and marketing	9,030	9,044	4,778	22,851	8,109	8,350	4,202	20,661
General and administration	2,708	1,824	1,039	5,572	2,542	1,677	990	5,208
Infrastructure	1,650	845	466	2,961	1,530	772	443	2,745
SAP Group (June 30)	37,494	25,435	24,184	87,114	34,764	23,359	21,838	79,962
Thereof acquisitions 1)	4	13	0	17	25	25	0	50
SAP Group (six months’ end average)	36,998	25,234	23,778	86,011	34,284	22,861	21,416	78,561

1) Acquisitions closed between January 1 and June 30 of the respective year

SAP Q2 2017 Quarterly Statement	27

Any statements contained in this document that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. Words such as “anticipate,” “believe,” “estimate,” “expect,” “forecast,” “intend,” “may,” “plan,” “project,” “predict,” “should” and “will” and similar expressions as they relate to SAP are intended to identify such forward-looking statements. SAP undertakes no obligation to publicly update or revise any forward-looking statements. All forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations. The factors that could affect SAP’s future financial results are discussed more fully in SAP’s filings with the U.S. Securities and Exchange Commission (“SEC”), including SAP’s most recent Annual Report on Form 20-F filed with the SEC. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates.

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SAP Q2 2017 Quarterly Statement	28